December 7, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On October 18, 2020, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of CMG Mauldin Core Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on November 23, 2020. On December 7, 2020, you provided additional comments. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

1.	Comment: With respect to initial comments 7, 8, and 9, the staff notes that it may still be unclear as to how various sub-strategy components (e.g., value investing) fit into the Fund’s overall flexible tactical asset allocation strategy. Please also revise to add corresponding risk disclosures for sub-strategy component.

Response: The Adviser believes that the current strategy disclosure provides an accurate and appropriate summation of the Fund’s principal investment strategies.

2.	Comment: Please add corresponding risk disclosures pertaining to each of the Fund’s sub-strategy components.

Response: The Registrant notes that the Fund’s current risk disclosures, including “Management Style Risk” adequately address the Fund’s principal investment strategies. In addition, the Registrant has added the following risk disclosure to the Fund’s summary and statutory principal investment risk sections:

Value Investing Risk: The Adviser’s assessment of a security’s intrinsic value may never be fully recognized or realized by the market, and a security judged to be undervalued may actually be appropriately priced or its price may move in the wrong direction.

3.	Comment: Please review and revise the introductory paragraph in the Fund Performance section to ensure all requirements of Form N-1A are included.

Response: The Registrant has reviewed the disclosure in question and confirms that all requirements of Form N-1A are included.

Statement of Additional Information

4.	Comment: Please revise the “Brexit” risk disclosure included in the Fund’s SAI to remove the word “intended” from the following sentence – “The impact of the United Kingdom’s intended departure from the European Union….”

Response: The Registrant has revised the disclosure in question as requested.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser